SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 64)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 236,937
	6)	Shared Voting Power 84,504,364*
	7)	Sole Dispositive Power 148,365
	8)	Shared Dispositive Power 84,537,140*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,806,197*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.26
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 918204108	Page 2 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 236,937
	6)	Shared Voting Power 84,504,364*
	7)	Sole Dispositive Power 148,365
	8)	Shared Dispositive Power 84,537,140*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,806,197*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.26
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

CUSIP No. 918204108	Page 3 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 236,937
	6)	Shared Voting Power 84,504,364*
	7)	Sole Dispositive Power 148,365
	8)	Shared Dispositive Power 84,537,140*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 84,806,197*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.26
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

CUSIP No. 918204108	Page 4 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 7,453
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 7,533
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,533*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

*	See the response to Item 6.

CUSIP No. 918204108	Page 5 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,316
	6)	Shared Voting Power 1,383,220*
	7)	Sole Dispositive Power 3,316
	8)	Shared Dispositive Power 1,383,220*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,386,536*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.31
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

Page 6 of 8 Pages

ITEM 1	(a) -	NAME OF ISSUER:

V.F. Corporation

ITEM 1	(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

105 Corporate Center Boulevard Greensboro, North Carolina 27408

ITEM 2	(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; PNC Capital Advisors, LLC; and PNC Delaware Trust Company

ITEM 2	(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA
15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 300 Delaware Avenue, Wilmington, DE 19801

ITEM 2	(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

PNC Delaware Trust Company - Delaware

ITEM 2	(d) -	TITLE OF CLASS OF SECURITIES:

Common

ITEM 2	(e) -	CUSIP NUMBER:

918204108

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☒ An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒ A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 7 of 8 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2013:

(a) Amount Beneficially Owned:

84,806,197*

(b) Percent of Class:

19.26

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote

236,937

(ii) shared power to vote or to direct the vote

84,504,364*

(iii) sole power to dispose or to direct the disposition of

148,365

(iv) shared power to dispose or to direct the disposition of

84,537,140*

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of common stock reported herein, 84,504,364 shares are held in trust accounts for which PNC Bank, National Association serves as co-trustee. PNC Bank, National Association serves as co-trustee with Clarence Otis, Jr. and Juliana L. Chugg and is deemed to share with them voting power and dispositive power with respect to those 84,504,364 shares.

Of the total shares of common stock reported herein, 290,984 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 7,533 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 3,316 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity outside of the above-referenced trusts.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

*	See the response to Item 6.

Page 8 of 8 Pages

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2014	February 10, 2014
Date	Date

By: /s/ William S. Demchak	By: /s/ Kevin A McCreadie
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Capital Advisors, LLC
William S. Demchak, President & CEO	Kevin A. McCreadie, Manager, President & CEO
Name & Title	Name & Title

February 10, 2014	February 10, 2014
Date	Date

By: /s/ Nicholas M. Marsini, Jr.	By: /s/ Richard F. Cairns
Signature - PNC Bancorp, Inc.	Signature - PNC Delaware Trust Company
Nicholas M. Marsini, Jr., Chairman	Richard F. Cairns, Chairman & CEO
Name & Title	Name & Title

February 10, 2014
Date

By: /s/ William S. Demchak
Signature - PNC Bank, National Association
William S. Demchak, President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED